UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On May 22, 2026, Global Mofy AI Limited, an exempted company incorporated and registered under the laws of the Cayman Islands (the “Company”), entered into certain securities purchase agreements (each, a “Securities Purchase Agreement”) with certain investors (the “Investors”) for a registered direct offering (the “Offering”) of (i) 8,247,420 Class A ordinary shares, par value US$0.00003 each of the Company (“Class A Ordinary Shares”), (ii) 8,247,420 series A warrants to purchase up to 8,247,420 Class A Ordinary Shares (“Series A Warrants”), (iii) 8,247,420 series B warrants to purchase up to 8,247,420 Class A Ordinary Shares (“Series B Warrant”, together with the Series A Warrant, the “Warrants”). The offering price of $0.97 for (i) one Class A Ordinary Share, (ii) one Series A Warrant, and (iii) one Series B Warrant (the “Offering Price”), for total gross proceeds of approximately US$8 million, before deducting placement agent fees and other offering expenses.

The Series A Warrants are exercisable immediately after the date of issuance at an initial exercise price of $0.97 and will have a term of five (5) years after issuance. The Series B Warrants are exercisable immediately after the eleventh (11th) trading day at an initial exercise price of $0.97 and will have a term of two (2) years after issuance.

On the eleventh (11th) trading day (the “Reset Date”) after the Reset Period Start Date (as defined as the initial Trading Date following the issuance date), the exercise price of Series A Warrants will be adjusted to the lower of (i) the exercise price then in effect and (ii) the Reset Price, which equals 80% of the lowest weighted average price of the Class A Ordinary Shares during the period commencing on the Reset Period Start Date and ending on the tenth (10th) trading day after the Reset Period Start Date (the “Reset Period”), subject to the floor price of $0.194. Upon any such reset, the number of Warrant Shares issuable will be proportionately adjusted so that the aggregate exercise price remains constant.

The Series B Warrants may be exercised on a cashless basis at any time, irrespective of the availability of a registration statement for the resale of the Warrant Shares or the availability of Rule 144. The net number of Class A Ordinary Shares deliverable upon such cashless exercise is determined by a formula based on the weighted average price of the Class A Ordinary Shares, the exercise price, and the number of shares being exercised. In addition, the holder may elect an “alternative cashless exercise” before the Expiration Date, in which case the aggregate number of Warrant Shares issuable equals the product of (x) the aggregate number of Warrant Shares that would be issuable upon a cash exercise, multiplied by (y) 1.0.

Other than the adjustments above, in no event shall the exercise price of the Series A Warrants and Series B Warrants be reduced below a floor price of $0.194, as adjusted for share subdivisions, dividends, recapitalizations, reorganizations, reclassification, share consolidations or other similar events.

The Company’s securities described above were offered pursuant to an effective registration statement on Form F-3 (SEC File No. 333-294113), that was previously filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2026, and declared effective on March 18, 2026 (the “Registration Statement”), the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated May 26, 2025. The Registration Statement, the base prospectus and the prospectus supplement relating are available on the SEC’s website at www.sec.gov.

The Company also entered into Placement Agency Agreement dated May 22, 2026 (the “Placement Agency Agreement”) with D. Boral Capital LLC. to act as exclusive placement agent on a best efforts basis in connection with this Offering (the “Placement Agent”). The Company agreed to pay the Placement Agent a cash fee equal to 7% of the gross proceeds raised in the Offering and a reimbursement of expenses of up to $100,000.

Pursuant to the Placement Agency Agreement and the Securities Purchase Agreement, (i) each of our directors and executive officers, and (ii) 5% or more holders of Ordinary Shares have entered into lock-up agreements (the “Lock-Up Agreements”) that generally prohibit the sale, transfer, or other disposition of our securities, without the prior written consent of the Placement Agent, for a period of six (6) months following the date of the Securities Purchase Agreement.

The Securities Purchase Agreements contain customary representations, warranties and covenants of the Company and the Investors, as well as customary indemnification obligations of the parties. The Company issued the Shares and the Warrants on May 26, 2026. The Company received gross proceeds, before deducting any fees or expenses, of approximately $8 million. The company plan to use the proceeds for working capital purposes.

The foregoing description of the Placement Agency Agreement, the Warrants, the Securities Purchase Agreement, and the Lock-Up Agreements, are qualified in their entirety by reference to the full text of each of the Placement Agency Agreement, the Warrants, the Securities Purchase Agreement, and the Lock-Up Agreements, the forms of which are attached hereto as Exhibit 1.1, 4.1, 10.1 and 10.2, respectively, to this Report on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

Copies of the opinions of Ogier and Ortoli Rosenstadt LLP relating to the legality of the issuance and sale of the Shares and the Warrants, respectively, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

Pursuant to the Offering, on May 22, 2026, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.1 hereto. On May 26, 2026, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.2 hereto.

This Report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 28, 2026 (Registration No. 333-293015), as amended and Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 6, 2026 (Registration No. 333-294113), as amended.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Placement Agency Agreement
4.1	Form of Series A Warrant
4.2	Form of Series B Warrant
5.1	Opinion of Ogier
5.2	Opinion of Ortoli Rosenstadt LLP
10.1	Form of Securities Purchase Agreement
10.2	Form of Lock-Up Agreement
99.1	Press Release dated May 22, 2026
99.2	Press Release dated May 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy AI Limited

Date: May 26, 2026	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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